September 29, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cryoport, Inc.

Post-Effective Amendment No. 1 to Form S-1

File No. 333-212364

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cryoport, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Monday, October 2, 2017, or as soon thereafter as practicable.

The Registrant hereby authorizes Anthony Ippolito, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ippolito at (714) 427-7409. The Registrant also respectfully requests a copy of the written order verifying the effective date.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
Name:	Robert Stefanovich
Title:	Chief Financial Officer